SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

 For the month of April, 2014

AVIVA PLC

 (Translation of registrant's name into English)

ST HELEN’S, 1 UNDERSHAFT
LONDON EC3P 3DQ
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F X     Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes      No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

16 April 2014

AVIVA SIMPLIFIES ITS ITALIAN JOINT VENTURES
WITH UBI BANCA AND UNICREDIT

•	Significant simplification of Aviva's life joint ventures in Italy to facilitate cash remittances

•
Divestment of equity investments in UBI Banca subsidiary banks, increased ownership of joint ventures with UBI Banca and an extended distribution agreement with UBI Banca, delivering improved value of new business

•	Restructuring of UniCredit joint venture, decoupling from UBI Banca, and a new distribution agreement with UniCredit focused on a selected product range

Aviva plc ("Aviva") announces that it has reached agreements with UBI Banca S.c.p.a. ("UBI Banca") and UniCredit S.p.A. ("UniCredit") to restructure its life joint ventures in Italy.

Aviva's current structure in Italy is complex. Aviva has two joint ventures with UBI Banca: one owned 50% by Aviva, and one owned 50% by Aviva S.p.A., itself a joint venture between UniCredit and Aviva. In addition, Aviva S.p.A. owns minority equity investments in three of UBI Banca's subsidiary banks.

The transaction is a significant simplification of Aviva's life business in Italy. As part of the restructuring, Aviva will increase its holding to 80% of the joint ventures that offer products to UBI Banca customers, with UBI Banca owning 20%. Aviva's distribution agreement with UBI Banca will be extended from 2015 to 2020, focused on savings and life protection products. Aviva S.p.A. will also sell the minority equity investments to UBI Banca. As a result, the indirect relationship between UniCredit and UBI Banca will be decoupled.

Aviva S.p.A., which will continue to be owned 51% by Aviva, will enter into a new five year distribution agreement with UniCredit offering selected products, and increased capital efficiency.

Aviva will make a balancing payment of approximately £25 million to fund the transaction. The transaction is expected to be broadly neutral to Aviva plc's economic capital and IFRS NAV at completion. The transaction is subject to customary approvals.

David McMillan, CEO Aviva Europe, said:

"This is an important step in the turnaround of our Italian business. Together with the sale of our stake in Eurovita, this transaction will simplify the structure of Aviva in Italy, increase value of new business and improve our capital efficiency."

Enquiries:

Media

Nigel Prideaux        +44 (0)20 7662 0215
Yasmin Saleh         +44 (0)20 7662 8710

Analysts

Colin Simpson        +44 (0)20 7662 8115
David Elliot             +44 (0)20 7662 8048

Notes to editors:

•	Transaction consideration based on 1 GBP: 1.21 Euro exchange rate as at 15 April 2014

•	Morgan Stanley acted as financial advisor to Aviva plc in the transaction

About Aviva in Italy

•	Aviva provides life and general insurance products to over 2.5 million customers in Italy

•
Aviva Italy has a distribution network of more than 600 agents and brokers, 2,000 active independent financial advisors and strong partnerships including 3 of the 5 top banks in Italy (UBI Banca, UniCredit and Banco Popolare)

•
Aviva Italy started in 2012 a transformation program to simplify and consolidate its core partnerships, and exit non-core businesses. It is now focused on growing non-life and life protection and developing further its retail distribution.

About Aviva
•	Aviva provides 31 million customers with insurance, savings and investment products.

•	We are one of the UK's leading insurers and one of Europe's leading providers of life and general insurance.

•	We combine strong life insurance, general insurance and asset management businesses under one powerful brand.

•	We are committed to serving our customers well in order to build a stronger, sustainable business, which makes a positive contribution to society, and for which our people are proud to work.

•	The Aviva media centre at www.aviva.com/media/ includes images, company and product information and a news release archive

•	For an interactive introduction to what we do and how we do it, please click here http://www.aviva.com/library/reports/this-is-aviva/

•	For broadcast-standard video, please visit http://www.aviva.com/media/video/

•	Follow us on twitter: www.twitter.com/avivaplc/

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: 16 April, 2014
AVIVA PLC

By: /s/ K.A. Cooper

K.A. Cooper
Group Company Secretary